# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Custom Truck One Source, Inc., CIK 0001709682
CUSIP: 23204X103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7701 Independence Ave, Kansas City, Missouri (MO), 64125
Date of event which requires filing of this statement: 01/30/2025
Amends the filing with accession number 0001213900-19-014817
Filed by CIK 0001707921
Persons authorized to receive notices and communications: Christopher M. Leininger, Esq., c/o ECP, 40 Beechwood Road, Summit, New Jersey (NJ), 07901, (973) 671-6100

## Reporting persons
- ECP ControlCo, LLC (CIK 0001707921): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited Liability Company
- Energy Capital Partners III, LLC (CIK 0001621292): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited Liability Company
- Energy Capital Partners GP III, LP (CIK 0001697506): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Energy Capital Partners III, LP (CIK 0001594546): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Energy Capital Partners III-A, LP (CIK 0001594547): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Energy Capital Partners III-B, LP (CIK 0001594548): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Energy Capital Partners III-C, LP (CIK 0001594549): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Energy Capital Partners III-D, LP (CIK 0001594550): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Energy Capital Partners GP III Co-Investment (NESCO), LLC (CIK 0001780268): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited Liability Company
- Energy Capital Partners III (NESCO Co-Invest), LP (CIK 0001604735): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ECP Starlight Public GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited Liability Company
- ECP Starlight Guarantor (Public), LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NESCO Holdings GP, LLC (CIK 0001779905): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited Liability Company
- NESCO Holdings, LP (CIK 0001779899): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ECP Cardinal Holdings, LP (CIK 0001897243): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Custom Truck One Source, Inc.
Address of issuer's principal executive offices: 7701 Independence Ave, Kansas City, Missouri (MO), 64125
Comment: This Amendment No. 8 to Schedule 13D (this "Amendment No. 8") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on August 7, 2019, as amended to date (the "Statement"), relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Custom Truck One Source, Inc. (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

Stock Repurchase Agreements

On January 30, 2025, NESCO Holdings, LP and ECP Cardinal Holdings, LP (together, the "Record Holders") entered into two stock purchase agreements, pursuant to which the Record Holders disposed of all of the shares of Common Stock held by them. The first agreement was with the Issuer (the "Issuer Stock Purchase Agreement"), pursuant to which the Record Holders sold an aggregate of 8,143,635 shares of Common Stock at a price of $4.00 per share to the Issuer. The second agreement was with PE One Source Holdings, LLC, an investment fund affiliated with Platinum Equity, LLC (the "Platinum Stock Purchase Agreement"), pursuant to which the Record Holders also sold an aggregate of 8,143,635 shares of Common Stock to PE One Source Holdings, LLC at a price of $4.00 per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: This Statement is being filed to report that, as of January 30, 2025, the Reporting Persons do not beneficially own any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Other than the Issuer Stock Purchase Agreement and Platinum Stock Purchase Agreement, as reported in Item 4, the Reporting Persons have not effected any transactions in the Issuer's Common Stock since Amendment No. 7.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of January 30, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Stock.

## Signatures
- ECP ControlCo, LLC: /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/03/2025)
- Energy Capital Partners III, LLC: By: ECP ControlCo, LLC, its managing member; /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/03/2025)
- Energy Capital Partners GP III, LP: By: Energy Capital Partners III, LLC, its general partner; By: ECP ControlCo, LLC, its managing member; /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/03/2025)
- Energy Capital Partners III, LP: By: Energy Capital Partners GP III, LP; By: Energy Capital Partners III, LLC; By: ECP ControlCo, LLC; /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/03/2025)
- Energy Capital Partners III-A, LP: By: Energy Capital Partners GP III, LP; By: Energy Capital Partners III, LLC; By: ECP ControlCo, LLC; /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/03/2025)
- Energy Capital Partners III-B, LP: By: Energy Capital Partners GP III, LP; By: Energy Capital Partners III, LLC; By: ECP ControlCo, LLC; /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/03/2025)
- Energy Capital Partners III-C, LP: By: Energy Capital Partners GP III, LP; By: Energy Capital Partners III, LLC; By: ECP ControlCo, LLC; /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/03/2025)
- Energy Capital Partners III-D, LP: By: Energy Capital Partners GP III, LP; By: Energy Capital Partners III, LLC; By: ECP ControlCo, LLC; /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/03/2025)
- Energy Capital Partners GP III Co-Investment (NESCO), LLC: By: Energy Capital Partners III, LLC, its general partner; By: ECP ControlCo, LLC, its managing member; /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/03/2025)
- Energy Capital Partners III (NESCO Co-Invest), LP: By: Energy Capital Partners GP III Co-Investment (NESCO), LLC; By: Energy Capital Partners III, LLC; By: ECP ControlCo, LLC; /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/03/2025)
- ECP Starlight Public GP, LLC: /s/ Christopher M. Leininger, Christopher M. Leininger, Executive Vice President & General Counsel (02/03/2025)
- ECP Starlight Guarantor (Public), LP: By: ECP Starlight Public GP, LLC, its general partner; /s/ Christopher M. Leininger, Christopher M. Leininger, Executive Vice President & General Counsel (02/03/2025)
- NESCO Holdings GP, LLC: /s/ Jennifer Gray, Jennifer Gray, Executive Vice President (02/03/2025)
- NESCO Holdings, LP: By: NESCO Holdings GP, LLC, its general partner; /s/ Jennifer Gray, Jennifer Gray, Executive Vice President (02/03/2025)
- ECP Cardinal Holdings, LP: By: NESCO Holdings GP, LLC, its general partner; /s/ Jennifer Gray, Jennifer Gray, Executive Vice President (02/03/2025)